Ms. Mara Ransom

Chief

Office of Trade & Services

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

December 26, 2019

Re:	Wizard Entertainment, Inc.
Amendment No. 2 to Offering Statement on Form 1-A
Filed December 11, 2019
File No. 024-11070

Dear Ms. Ransom:

Thank you for your comments of December 20, 2019 regarding the Offering Statement of Wizard Entertainment, Inc. (the “Company”). We appreciate the opportunity to respond to your comments.

Provisions of Note in Our Bylaws, page 18

1.	We note that you have revised your form of amended and restated bylaws to be in effect prior to the closing of this offering, and that the revised exclusive forum provision selects the Court of Chancery of the State of Delaware for certain claims. However, your disclosure on page 18 states that the exclusive forum will be a state or federal court located within the state of Delaware. Please revise.

The Company has revised to make the description of the forum selection clause consistent.

Security Ownership of Management and Certain Securityholders, page 42

2.	We note your disclosure that the table on page 42 sets forth information as of September 3, 2019 with respect to the beneficial ownership of your common stock by each of your officers and directors. Please revise to provide such information as of the most recent practicable date. For example, we note that you have not included information regarding Mr. Kaufman’s beneficial ownership of your common stock.

The Company has updated the date of this table and included a reference to Mr. Kaufman.

Thank you again for the opportunity to respond to your questions to Amendment No. 2 the Offering Statement of Wizard Entertainment, Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/Andrew Stephenson
Andrew Stephenson
CrowdCheck Law LLP

cc: John Maatta

Chief Executive Officer

Wizard Entertainment, Inc.

662 N. Sepulveda Blvd., Suite 300

Los Angeles, CA 90049